GREGORY B. LIPSKER, PLLC

Attorney At Law

1014 Washington Mutual Building

601 W. Main Ave.

Spokane, WA 99201

(509) 232-2219

May 2, 2008

Attention:  Laura Nicholson

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:

Superior Silver Mines, Inc

Registration Statement on Form 10

Filed January 23, 2008

File No. 000-53035

Dear Ms. Nicholson:

We have reviewed the April 17, 2008 Staff Comments concerning the Form 10 filing by Superior Silver Mines, Inc and we offer the following responses.

General

1.

As of the date of filing of the Amendment the Company is not required to provide updated financial statements.

Item 2 Management’s Discussion and analysis or Plan of Operation

This section has expanded to disclose the Company’s financial condition and changes in its financial condition as well as the reasons for the material changes in the line items. financial statements (audited as at December 31, 2007) are filed with the amendment.

Item 5. Directors, Executive Officers, Promoters and Control Persons

The information required by Item 407(a) of Regulation S-K relating to director independence is not provided on page 12.

Closing Comments

The company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

A letter from the Company acknowledging the foregoing is included with this correspondence.

A red-lined copy of this amended filing indicating all changes is to be filed on EDGAR and hard copies of the red-lined and clean versions of this amendment will sent to your attention.

Hopefully, all outstanding issues have now been resolved. Should you have any questions please do not hesitate to contact me at (509) 232-2219.

Very truly yours,

Gregory B. Lipsker, PLLC

/s/ Gregory B. Lipsker

By:_____________________

Gregory B. Lipsker